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                          December 4, 2023

       Craig W. Best
       Chief Executive Officer
       Peoples Financial Services Corp.
       150 North Washington Avenue
       Scranton, PA 18503

                                                        Re: Peoples Financial
Services Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed November 22,
2023
                                                            File No. 333-275722

       Dear Craig W. Best:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Aisha
Adegbuyi at 202-551-8754 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Donald R. Readlinger,
Esq.